Exhibit 99.4

Summit Midstream Partners, LLC 1790 Hughes Landing Blvd, Suite 500 The Woodlands, TX 77380 Summit Midstream Partners, LP 1790 Hughes Landing Blvd, Suite 500 The Woodlands, TX 77380

Summit Investments Announces Conclusion of

Energy Capital Partners Review of Strategic Alternatives

•                  ECP  has  finalized  its  formal  review  and  concluded  that  its  continued  ownership  in  Summit Investments is the most attractive option for enhancing the value of its investment in Summit Investments and SMLP

•                  Summit Investments will provide support to SMLP to execute drop-downs in a manner that is expected to eliminate any need for equity issuance in 2016

•                  ECP authorizes Summit Investments to initiate a program to acquire up to $100 million of SMLP units via open market purchases

•                  SMLP reaffirms financial guidance for fiscal year 2015

The Woodlands, Texas (December 11, 2015) — Summit Midstream Partners, LLC (“Summit Investments”) and Summit Midstream Partners, LP (NYSE: SMLP) announced today that Energy Capital Partners (“ECP”), the private equity firm that controls Summit Investments, has concluded its previously announced strategic review process regarding Summit Investments. ECP has determined that continuing its ownership and pursuing a course of action that includes, but is not limited to, continuing to offer to drop down assets at Summit Investments to SMLP is presently the best way to enhance the value of ECP’s investment in Summit Investments and SMLP.

Summit Investments is expected to provide support to SMLP to facilitate a drop-down strategy such that SMLP will not need to issue equity to finance the purchase of drop-down assets in 2016.  Summit Investments continues to evaluate specific drop-down alternatives including, among other things, materially accelerating the timing of Summit Investments’ previously announced plan to execute $400.0 million to $800.0 million of drop-down transactions each year through 2017. Summit Investments has had preliminary discussions with the Conflicts Committee of SMLP’s general partner concerning the evaluation of Summit Investments’ portfolio of midstream assets in the context of a potential offer for SMLP to acquire all, or a portion of, such assets as early as the first quarter of 2016. Neither the board of managers of Summit Investments nor ECP has made a formal proposal to SMLP with respect to such a transaction, nor can there be any assurance that such a transaction will be proposed or consummated.

Furthermore, ECP has approved a unit purchase program at Summit Investments of up to $100 million of common units of SMLP (the “Purchase Program”), demonstrating ECP’s continued confidence in the near term and long term outlook for SMLP.  Unit purchases are expected to commence as early as December 14, 2015.  Units may be purchased under the Purchase Program in open market transactions, in privately negotiated transactions, or otherwise.  The Purchase Program does not require Summit Investments to purchase a specific number of units. There can be no assurance that Summit Investments will purchase any units under the Purchase Program, and unit purchases, if any, made under the Purchase Program will not impact the total number of units outstanding.

Doug Kimmelman, ECP’s Senior Partner commented, “What began in the second quarter of 2015 as a process to evaluate strategic alternatives to enhance the value of ECP’s investment in Summit Investments and SMLP is now complete.  Summit Investments’ ownership of approximately 30 million SMLP units and 100% of the incentive distribution rights provides ECP with a powerful economic incentive to drop down assets from Summit Investments to SMLP on an accretive basis to facilitate future distribution growth.  Our goal is to structure drop downs in a manner that eliminates the equity capital market risk in 2016 for SMLP, strengthens growth and coverage of SMLP, and improves the long term credit profile of the partnership.

We feel strongly that SMLP’s current unit price undervalues the future distribution potential of SMLP. In light of this belief, ECP has authorized an additional $100 million investment into Summit Investments to be used to institute a program to acquire SMLP units, including open market purchases, as market conditions and other factors permit from time to time.”

Steve Newby, President and CEO of Summit Investments commented, “After careful consideration with ECP of all alternatives available to Summit Investments, we agree with ECP that the value creation available to SMLP unitholders and their investment in Summit Investments is best realized by continuing the drop down of our significant and attractive asset base at Summit Investments. We look forward to working with ECP and the board of SMLP’s general partner during 2016 to transform SMLP from a drop down story to an organic growth story through the contribution of assets that are located in some of the highest growth basins in the country. We believe the cash flow contribution and growth profile associated with these assets will significantly enhance EBITDA growth, distribution coverage, and the credit profile of SMLP.”

Financial Guidance

While the fourth quarter of 2015 is not yet complete, SMLP expects adjusted EBITDA for the full 2015 calendar year and distribution growth per unit to be at or slightly below its previously issued guidance of $210 million to $220 million for adjusted EBITDA and 4.0% to 6.0% for distribution growth per unit. SMLP measures its distribution per unit growth rates in the context of annualizing the distribution paid for the most recent quarter in the current year compared to the comparable quarter of the preceding year.  SMLP expects to provide financial guidance for fiscal 2016 in the first quarter of 2016. Our actual results may differ materially from these estimates due to developments that may arise between now and the end of the fourth quarter of 2015.

About Summit Midstream Partners, LP

SMLP is a growth-oriented limited partnership focused on developing, owning and operating midstream energy infrastructure assets that are strategically located in the core producing areas of unconventional resource basins, primarily shale formations, in North America. SMLP currently provides natural gas, crude oil and produced water gathering services pursuant to primarily long-term and fee-based gathering and processing agreements with customers and counterparties in four unconventional resource basins: (i) the Appalachian Basin, which includes the Marcellus Shale formation in northern West Virginia; (ii) the Williston Basin, which includes the Bakken and Three Forks shale formations in northwestern North Dakota; (iii) the Fort Worth Basin, which includes the Barnett Shale formation in north-central Texas; and (iv) the Piceance Basin, which includes the Mesaverde formation as well as the Mancos and Niobrara shale formations in western Colorado and eastern Utah. SMLP owns and operates more than 2,600 miles of pipeline and is headquartered in The Woodlands, Texas with regional corporate offices in Denver, Colorado and Atlanta, Georgia.

About Summit Midstream Partners, LLC

Summit Investments indirectly owns a 43.8% limited partner interest in SMLP and indirectly owns and controls the general partner of SMLP, Summit Midstream GP, LLC, which has sole responsibility for conducting the business and managing the operations of SMLP. Summit Investments owns, operates and is developing various natural gas, crude oil and produced water-related midstream energy infrastructure assets in the Utica Shale in southeastern Ohio, the Bakken Shale in northwestern North Dakota, and the DJ Basin in northeastern Colorado. Summit Investments also owns a 40% interest in a joint venture that is developing natural gas gathering and condensate stabilization infrastructure in the Utica Shale in southeastern Ohio. Summit Investments is a privately held company controlled by Energy Capital Partners II, LLC, and certain of its affiliates.

Forward-Looking Statements

This press release includes certain statements concerning expectations for the future that are forward-looking within the meaning of the federal securities laws. Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain the words “expect,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “will be,” “will continue,” “will likely result,” and similar expressions, or future conditional verbs such as “may,” “will,” “should,” “would” and “could.” Without limiting the generality of the foregoing, forward-looking statements contained in this press release specifically include statements regarding ECP’s review of strategic alternatives for Summit Investments statements related to future potential purchases of SMLP common units and future potential drop-downs and the potential structures surrounding any such drop-downs, and statements included under the heading “Financial Guidance.” Forward- looking statements contain known and unknown risks and uncertainties (many of which are difficult to predict and beyond management’s control) that may cause SMLP’s actual results in future periods to differ materially from anticipated or projected results.  An extensive list of specific material risks and uncertainties affecting SMLP is contained in its 2014 Annual Report on Form 10-K as updated and superseded by our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 11, 2015 and as amended and updated from time to time. Further, SMLP is subject to the risks and uncertainties of any strategic alternative, including whether any strategic alternative will be identified and, if identified, whether it will be pursued and consummated. Any forward-looking statements in this press release are made as of the date of this press release and SMLP undertakes no obligation to update or revise any forward-looking statements to reflect new information or events.

Contact: Marc Stratton, Senior Vice President and Treasurer, 832-608-6166, ir@summitmidstream.com

SOURCE: Summit Midstream Partners, LLC and Summit Midstream Partners, LP